PROSPECTUS Dated January 25, 2006	Preliminary Pricing Supplement No. 22
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
For SPARQS	Dated February 10, 2006
Dated January 25, 2006	Rule 433

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

7.5% SPARQS due March 20, 2007
Mandatorily Exchangeable for
Shares of Common Stock of WEATHERFORD INTERNATIONAL LTD.
Stock Participation Accreting Redemption Quarterly-pay SecuritiesSM
(“SPARQS®”)

The SPARQS offered are senior unsecured obligations of Morgan Stanley, will pay 7.5% interest per year and will have the terms described in the prospectus supplement for SPARQS and the prospectus, as supplemented or modified by this preliminary pricing supplement. At maturity the SPARQS will pay a number of shares of Weatherford International Ltd. common stock, subject to our right to call the SPARQS for cash at any time beginning September 20, 2006. The SPARQS do not guarantee any return of principal at maturity.

Indicative Terms:
Underlying company:	Weatherford International Ltd.
Aggregate principal amount:	$
Pricing date:	February , 2006, which will be the day we price the SPARQS for initial sale to the public
Original issue date (Settlement date):	February , 2006
Maturity date:	March 20, 2007
Issue price (principal amount):	$ per SPARQS, equal to the closing price of one share of Weatherford International common stock on the pricing date times the exchange ratio
Interest rate:	7.5% per annum
Interest payment dates:	June 20, 2006, September 20, 2006, December 20, 2006 and the maturity date
Denominations:	$ (and integral multiples thereof)
Exchange at maturity:	Unless the SPARQS have been called or accelerated, you will receive shares of Weatherford International common stock at the exchange ratio in exchange for each SPARQS
Exchange ratio:	0.5, subject to adjustment on the pricing date
Call right:	The SPARQS are callable by us at any time on or after the first call date
First call date:	September 20, 2006
Final call notice date:	March 10, 2007
Expected yield to call:	16%–20% per annum on the issue price (actual yield to call to be determined on the pricing date). See “Hypothetical Call Price Calculations” beginning on PS-8.
Listing:	The SPARQS will not be listed on any securities exchange
CUSIP:	61747Y337

The SPARQS involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on PS-5.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PRICE $ PER SPARQS

	Price to Public(1)	Agent’s Commissions(2)	Proceeds to Company(1)

Per SPARQS	$	$	$
Total	$	$	$
(1)	Plus accrued interest, if any, from the original issue date.
(2)	For additional information, see “Plan of Distribution” in the prospectus supplement for SPARQS.

MORGAN STANLEY

Where You Can Find More Information

     Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for SPARQS) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for SPARQS and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for SPARQS if you so request by calling toll-free 800-584-6837.

     You may access these documents on the SEC web site at www.sec.gov as follows:

•	Prospectus Supplement for SPARQS dated January 25, 2006:
http://www.sec.gov/Archives/edgar/data/895421/000095010306000149/sparqsproductsupp.txt

•	Prospectus dated January 25, 2006:
http://www.sec.gov/Archives/edgar/data/895421/000095010306000145/jan2506_424b2.txt

     Terms used in this pricing supplement are defined in the prospectus supplement for SPARQS or in the prospectus. As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

     We are using this pricing supplement to solicit from you an offer to purchase our 7.5% Stock Participation Accreting Redemption Quarterly-Pay SecuritiesSM due March 20, 2007, Mandatorily Exchangeable for Shares of Common Stock of Weatherford International Ltd., which we refer to as the SPARQS®, with the terms described in this pricing supplement and a yield to call within the range specified. You may revoke your offer to purchase the SPARQS at any time prior to the time at which we accept such offer by notifying the relevant agent. We reserve the right to change the terms of, or reject any offer to purchase the SPARQS prior to their issuance. In the event of any material changes to the terms of the SPARQS, we will notify you.

     “Stock Participation Accreting Redemption Quarterly-pay Securities” is our service mark and “SPARQS” is our registered service mark.

Your Return on the SPARQS

     No guaranteed return of principal. Unlike ordinary debt securities, the SPARQS do not guarantee any return of principal at maturity. Instead, the SPARQS pay an amount of Weatherford International common stock, subject to our prior call of the SPARQS for the applicable call price in cash.

     Interest on the principal amount. We will pay interest on the SPARQS at the rate of 7.5% of the principal amount per year on June 20, 2006, September 20, 2006, December 20, 2006 and the maturity date. The 7.5% interest rate is higher than the current dividend rate on Weatherford International common stock. If we call the SPARQS, we will pay accrued but unpaid interest on the SPARQS to but excluding the applicable call date.

     Payment at maturity. If we have not called the SPARQS and the maturity of the SPARQS has not been accelerated, we will deliver to you at the maturity date a number of shares of Weatherford International common stock equal to the exchange ratio per SPARQS you hold.

     Exchange ratio. The issue price of each SPARQS and the exchange ratio will be determined on the pricing date. If we determine to price the SPARQS at a fraction of the closing price of Weatherford International common stock, the exchange ratio will be adjusted so that it represents that fraction. The exchange ratio is subject to adjustment over the term of the SPARQS for certain corporate events relating to Weatherford International common stock.

     Payment if we exercise our call right. Your return on the SPARQS may be limited by our call right. At any time beginning on the first call date, including on the maturity date, we have the right to call the SPARQS for the cash call price, which will be calculated based on the call date. The call price will be an amount of cash per SPARQS that, together with all of the interest paid on the SPARQS to and including the call date, gives you a return equal to the yield to call on the issue price of each SPARQS from and including the date of issuance to but excluding the call date. The yield to call will be determined on the pricing date. For more information on the calculation of the yield to call, see the section called “Hypothetical Call Price Calculations” on PS-8 and the more detailed explanation in the prospectus supplement for SPARQS.

     Postponement of maturity date. If we decide to call the SPARQS, we will give you 10 to 30 calendar days notice. If the final call notice date is not a trading day or a market disruption event occurs on that day and we elect to call the SPARQS, both the final call notice date and the scheduled maturity date of the SPARQS will be postponed so that the maturity date will be the tenth calendar day after we send notice of our election.

Weatherford International Common Stock – Public Information

     Weatherford International Ltd. provides equipment and services used for the drilling, completion and production of oil and natural gas wells. Weatherford International common stock is registered under the Exchange Act. Information provided to or filed with the Commission by Weatherford International pursuant to the Exchange Act can be located by reference to Commission file number 001-31339 through the Commission’s website at http://www.sec.gov. In addition, information regarding Weatherford International may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. See the section called “Underlying Company and Stock—Public Information” in the prospectus supplement for SPARQS.

     This pricing supplement relates only to the SPARQS offered hereby and does not relate to Weatherford International common stock or other securities of Weatherford International. We have derived all disclosures contained in this prospectus supplement regarding Weatherford International from the publicly available documents described in the preceding paragraph. In connection with the offering of the SPARQS, neither we nor the Agent has participated in the preparation of such documents or made any due diligence inquiry with respect to Weatherford International. Neither we nor the Agent makes any representation that such publicly available documents or any other publicly available information regarding Weatherford International is accurate or complete.

     Neither we nor any of our affiliates makes any representation to you as to the performance of Weatherford International common stock.

     Historical Information. The following table sets forth the published high and low closing prices of Weatherford International common stock for 2003, 2004, 2005 and 2006 through February 8, 2006. The closing price of Weatherford International common stock on February 8, 2006 was $43.29. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. You should not take the historical prices of Weatherford International common stock as an indication of future performance.

	High	Low

(ISIN BMG950891017)
2003
First Quarter	20.91	17.69
Second Quarter	23.27	18.68
Third Quarter	20.49	17.78
Fourth Quarter	19.33	15.74
2004
First Quarter	23.35	18.05
Second Quarter	22.89	19.97
Third Quarter	25.51	21.78
Fourth Quarter	27.38	24.93
2005
First Quarter	30.55	24.54
Second Quarter	30.20	24.25
Third Quarter	35.51	28.86
Fourth Quarter	37.65	28.87
2006
First Quarter
(through February 8, 2006)	45.05	38.25

     Historical prices with respect to the common stock of Weatherford International have been adjusted for a 2-for-1 stock split that was payable on November 30, 2005. We make no representation as to the amount of dividends, if any, that Weatherford International will pay in the future. In any event, as an investor in the SPARQS, you will not be entitled to receive dividends, if any, that may be payable on Weatherford International Stock.

     Use of Proceeds and Hedging. The net proceeds we receive from the sale of the SPARQS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the SPARQS through one or more of our subsidiaries.

     On or prior to the day we price the SPARQS for initial sale to the public, we, through our subsidiaries or others, expect to hedge our anticipated exposure in connection with the SPARQS by taking positions in Weatherford International common stock, in options contracts on Weatherford International common stock listed on major securities markets, or positions in any other available securities or instruments that we may wish to use in connection with such hedging. Such purchase activity could increase the price of Weatherford International common stock, and, accordingly, potentially increase the issue price of the SPARQS, and therefore, the price at which Weatherford International common stock must close before you would receive at maturity an amount of common stock worth as much as or more than the principal amount of the SPARQS. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for SPARQS.

Risk Factors

     The SPARQS involve risks not associated with conventional debt securities, some of which are briefly summarized below:

     The SPARQS do not guarantee return of principal at maturity. If the closing price of Weatherford International common stock at maturity (including upon an acceleration of the SPARQS) is less than the closing price on the pricing date, and we have not called the SPARQS, we will pay you Weatherford International common stock or, under some circumstances, cash, with a value that is less than the principal amount of the SPARQS and could be zero.

     Your appreciation potential is limited by our call right. If we exercise our call right, you will not receive Weatherford International common stock or an amount based upon the closing price of Weatherford International common stock. Instead, you will receive a call price, which will depend upon the call date, and will be an amount of cash per SPARQS that represents the yield to call. You should not expect to obtain a total yield (including interest payments) of more than the yield to call per annum on the issue price of the SPARQS to the call date. For more information on the calculation of the yield to call, see the section called “Hypothetical Call Price Calculations” on PS-8 and the more detailed explanation in the prospectus supplement for SPARQS.

     Secondary trading may be limited. There may be little or no secondary market for the SPARQS. You should be willing to hold your SPARQS to maturity.

     Market price of the SPARQS will be influenced by many unpredictable factors. Although we expect that generally the trading price of Weatherford International common stock on any day will affect the value of the SPARQS more than any other single factor, other factors that may influence the value of the SPARQS include: the volatility of Weatherford International common stock, geopolitical conditions and economic, financial, political, regulatory or judicial events, interest and yield rates in the market, the time remaining until we can call the SPARQS and until the SPARQS mature, the dividend rate on Weatherford International common stock, our creditworthiness and the occurrence of certain events affecting Weatherford International that may or may not require an adjustment to the exchange ratio.

     The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase SPARQS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the SPARQS, as well as the projected profit included in the cost of hedging our obligations under the SPARQS.

     If the SPARQS are accelerated, you may receive an amount worth substantially less than the principal amount of the SPARQS. The amount payable to you if the maturity of the SPARQS is accelerated will differ depending on whether it is due to a price event acceleration due to a decline in the price of Weatherford International common stock for two consecutive trading days to the acceleration trigger price, equivalent to $2.00 per share, or an event of default acceleration, and may be substantially less than the principal amount of the SPARQS.

     Morgan Stanley is not affiliated with Weatherford International. Weatherford International is not an affiliate of ours and is not involved with this offering in any way.

     Morgan Stanley may engage in business with or involving Weatherford International without regard to your interests. We or our affiliates may presently or from time to time engage in business with Weatherford International without regard to your interests, and thus may acquire non-public information about Weatherford International. Neither we nor any of our affiliates undertakes to disclose any such information to you. In addition, we or our affiliates from time to time have published and in the future may publish research reports with respect to Weatherford International, which may or may not recommend that investors buy or hold Weatherford International stock.

     You have no shareholder rights. Investing in the SPARQS is not equivalent to investing in Weatherford International common stock. As an investor in the SPARQS, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to Weatherford International common stock.

     The SPARQS may become exchangeable into the common stock of companies other than Weatherford International. Following certain corporate events relating to Weatherford International common stock, you will receive at maturity either the common stock of three companies in the same industry group as Weatherford International in lieu of, or in addition to, Weatherford International stock or the common stock of a successor corporation to Weatherford International. The occurrence of such corporate events and the consequent adjustments may materially and adversely affect the market price of the SPARQS.

     The antidilution adjustments the calculation agent is required to make do not cover every corporate event that could affect Weatherford International common stock. For example, the calculation agent is not required to make any adjustments if Weatherford International or anyone else makes a partial tender or partial exchange offer for Weatherford International common stock. If an event occurs that does not require the calculation agent to adjust the amount of Weatherford International common stock payable at maturity, the market price of the SPARQS may be materially and adversely affected.

     The economic interests of MS & Co., as the calculation agent, and of MS & Co. and other affiliates of ours that will carry out hedging activities related to the SPARQS or that trade Weatherford International common stock on a regular basis are potentially adverse to your interests as an investor in the SPARQS. The hedging or trading activities of our affiliates on or prior to the pricing date and on the valuation dates could adversely affect the price of Weatherford International common stock on the pricing date and at maturity and, as a result, could decrease the value of the payment you receive on the SPARQS at maturity. Any of these hedging or trading activities on or prior to the day we price the SPARQS for initial sale to the public could potentially affect the price of Weatherford International stock and, accordingly, potentially increase the issue price of the SPARQS and, therefore, the price at which Weatherford International stock must close before you would receive at maturity an amount of Weatherford International stock worth as much as or more than the principal amount of the SPARQS. Additionally, such hedging or trading activities during the term of the SPARQS could potentially affect the price of Weatherford International stock at maturity and, accordingly, if we have not called the SPARQS, the value of Weatherford International stock or in certain circumstances cash, you will receive at maturity, including upon an acceleration event.

     The U.S. federal income tax consequences of an investment in the SPARQS are uncertain. See the section called “Risk Factors—Because the characterization of the SPARQS for U.S. federal income purposes is uncertain, the material U.S. federal income tax consequences of an investment in the SPARQS are uncertain” in the prospectus supplement for SPARQS.

     For further discussion of these and other risks you should read the section entitled “Risk Factors” beginning on S-8 of the prospectus supplement for SPARQS. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the SPARQS.

ERISA

     See “ERISA” in the prospectus supplement for SPARQS.

United States Federal Income Taxation

     The U.S. federal income tax consequences of an investment in the SPARQS are uncertain. There is no direct legal authority as to the proper tax treatment of the SPARQS, and consequently our tax counsel is unable to render an opinion as to their proper characterization for U.S. federal income tax purposes. Pursuant to the terms of the SPARQS and subject to the discussion in the accompanying prospectus supplement under “United States Federal Taxation,” you have agreed with us to treat a SPARQS as a unit consisting of (i) a terminable forward contract and (ii) a deposit with us of a fixed amount of cash to secure your obligation under the terminable forward contract. We have determined that the Yield on the Deposit is       % per annum, and that the remainder of the stated interest payments on the SPARQS is attributable to the Contract Fees, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Treatment of the SPARQS.”

     Please read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the SPARQS. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the SPARQS, the timing and character of income on the SPARQS might differ. We do not plan to request a ruling from the IRS regarding the tax treatment of the SPARQS, and the IRS or a court may not agree with the tax treatment described in this pricing supplement and the prospectus supplement for SPARQS.

     Notwithstanding the foregoing, any stated interest payments on the SPARQS made to non-U.S. holders will generally be withheld upon at a rate of 30%. See the section called “United States Federal Taxation —Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement.

     You are urged to consult your own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the SPARQS, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Hypothetical Call Price Calculations

The following tables set forth sample calculations of the call price for hypothetical call dates of September 20, 2006 and March 20, 2007 (the scheduled maturity date) based on the following hypothetical terms:

  Original issue date: February 28, 2006
  Interest payment dates: June 20, 2006, September 20, 2006, December 20, 2006 and the maturity date
  Yield to call: 18% per annum (computed on the basis of a 360-day year of twelve 30-day months)
  Issue price: $22.00 per SPARQS
  Interest rate: 7.5% per annum

     The call price with respect to any call date is an amount of cash per SPARQS such that the sum of the present values of all cash flows on each SPARQS to and including the call date (i.e., the call price and all of the interest payments on each SPARQS), discounted to the original issue date at the applicable discount factor, equals the issue price. the discount factor is based on the hypothetical yield to call rate of 18% per annum and the number of years (or fraction of a year) from the original issue date to and including the applicable payment date and is represented by the following formula:

1 1.18[x]
Discount factor =		, where x is the number of years from the original issue date to and including the applicable payment date.

The call price in each of the hypothetical examples shown below is determined as follows:

  The known cash flows on the SPARQS (i.e., the interest payments) are discounted to their present value on the original issue date at the applicable discount factor. The sum of these present values equals the present value on the original issue date of all of the interest payments payable on the SPARQS to and including the applicable call date.
    For example, the present value of all of the interest payments for the hypothetical call date of September 20, 2006 is $.8556 ($.4793 + $.3763).

  Since the present value of all payments on the SPARQS to and including the call date (i.e., the call price and all of the interest payment on each SPARQS) must equal the issue price, we can determine the present value of the applicable call price by subtracting the sum of the present values of the interest payments from the issue price.
    For example, for the hypothetical call date of September 20, 2006, the present value of the call price is $21.1444 ($22.00 - $.8556).

  The call price is then derived by determining the amount that, when discounted to the original issue date from the applicable call date at the applicable discount factor, equals the present value of the call price.
    For the hypothetical call date of September 20, 2006, the call price is therefore $23.1808, which is the amount that if paid on September 20, 2006 has a present value on the original issue date of $21.1444, based on the applicable discount factor.

•     •     •

The call prices calculated in the following tables are based upon the hypothetical terms set forth above and the three sample call dates. The actual amount you will receive if we call the SPARQS will depend upon the actual terms of the SPARQS and the actual call date.

Call Date of September 20, 2006

Payment Date	Issue Price Paid	Interest Payments Received	Accrued but Unpaid Interest Received on Call Date	Call Price Received[1]	Total Cash Received on Payment Date	Days from Original Issue Date[2]	Years from Original Issue Date (Days2/360)	Discount Factor at Yield to Call[3]	Present Value at Original Issue Date of Cash Received on Payment Date at Yield to Call

February 28, 2006	($22.00)	--	--	--	--	0	.00000	100.000%	--
June 20, 2006	--	$.5042	--	--	$ .5042	110	.30556	95.068%	$ .4793
Call date (September 20, 2006)	--	--	$.4125	--	$ .4125	200	.55556	91.215%	$ .3763
Call date (September 20, 2006)	--	--	--	$23.1808	$23.1808	200	.55556	91.215%	$21.1444

Total amount received on the call date: $23.5933								Total:	$22.0000

Total amount received over the term of the SPARQS: $24.0975

[1]	The call price of $23.1808 is the dollar amount that has a present value of $21.1444, which has been discounted to the original issue date from the call date at the yield to call rate of 18% so that the sum of the present values of all of the interest payments on the SPARQS and the present value of the call price is equal to the issue price of $22.00.

[2]	Based upon a 360-day year of twelve 30-day months.
1 1.18[x]
[3]	Discount factor =		, where x is the number of years from the original issue date to and including the applicable payment date.

Call Date of March 20, 2007 (Maturity Date)

Payment Date	Issue Price Paid	Interest Payments Received	Accrued but Unpaid Interest Received on Call Date	Call Price Received[1]	Total Cash Received on Payment Date	Days from Original Issue Date[2]	Years from Original Issue Date (Days2/360)	Discount Factor at Yield to Call[3]	Present Value at Original Issue Date of Cash Received on Payment Date at Yield to Call

February 28, 2006	($22.00)	--	--	--	--	0	.00000	100.000%	--
June 20, 2006	--	$.5042	--	--	$ .5042	110	.30556	95.068%	$ .4793
September 20, 2006	--	$.4125	--	--	$ .4125	200	.55556	91.215%	$ .3763
December 20, 2006	--	$.4125	--	--	$ .4125	290	.80556	87.518%	$ .3610
Call date (March 20, 2007)	--	--	$.4125	--	$ .4125	380	1.05556	83.970%	$ .3464
Call date (March 20, 2007)	--	--	--	$24.3385	$24.3385	380	1.05556	83.970%	$20.4370

Total amount received on the call date: $24.7510								Total:	$22.0000

Total amount received over the term of the SPARQS: $26.0802

[1]	The call price of $24.3385 is the dollar amount that has a present value of $20.4370 has been discounted to the original issue date from the call date at the yield to call rate of 18% so that the sum of the present values of all of the interest payments on the SPARQS and the present value of the call price is equal to the issue price of $22.00.

[2]	Based upon a 360-day year of twelve 30-day months.

1 1.18[x]
[3]	Discount factor =		, where x is the number of years from the original issue date to and including the applicable payment date.